EXHIBIT 99.4

PRESS RELEASE

Japan: TotalEnergies and ENEOS to Study Sustainable
Aviation Fuel production at ENEOS Negishi Refinery

Paris and Tokyo, April 14, 2022 – TotalEnergies and ENEOS Corporation announced a collaboration to jointly conduct a feasibility study to assess the production of Sustainable Aviation Fuel (SAF) in ENEOS Negishi Refinery in Yokohama city, Japan.

The companies have already started to conduct the study for feedstock procurement and production of SAF related to this project. The proposed unit, which capacity would be 300,000 tons per year of SAF, would process waste or residue sourced notably from the circular economy, mainly used cooking oil and animal fat. The two companies are considering establishing a new joint venture to produce SAF.

This collaboration would leverage the companies’ respective areas of excellence and expertise for the development of the sustainable supply chain of SAF in Japan around 2025:

-	TotalEnergies’ experience in feedstock procurement and SAF production technology.
-	ENEOS’s available production and loading/unloading facilities of the Negishi Refinery[1], which is located in the largest aviation fuel demand area in Japan (Narita and Haneda airports) and marketing network of aviation fuel in Japan

Responding to the significant challenge of global climate change, the two energy companies have been working to reduce greenhouse-gas emissions on a global scale together with their customers, paving the way for a decarbonized, recycling-oriented society. In the airline industry, dealing with global decarbonization has become an urgent issue and SAF is expected to be an effective way to reduce CO2 emission. In Japan, Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”) has set a target of 10% SAF use to be achieved by 2030.

By developing and supporting the emergence of a sustainable aviation fuel value chain, TotalEnergies confirms its leadership role played in driving innovation in the energy and environmental transition. By acting directly on the carbon intensity of the energy products used by its customers, TotalEnergies is pursuing its strategy of building a multi-energy company with the ambition to get to net zero by 2050 together with society.

One of the ENEOS Group’s goals in their Long-Term Vision to 2040 is contributing to the development of a decarbonized, recycling-oriented society. As part of these initiatives, ENEOS aims to provide a stable supply of the various forms of energy required to the needs of the times. By developing the supply chain of SAF, ENEOS will contribute to the decarbonization of the airline industry.

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1 ENEOS Negishi Refinery No. 1 topper and its affiliated secondary units are scheduled to be decommissioned by October 2022.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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About ENEOS Corporation

ENEOS Group has developed businesses in the energy and nonferrous metals segments, from upstream to downstream. The Group’s envisioned goals for 2040 are: becoming one of the most prominent and internationally-competitive energy and materials company groups in Asia, creating value by transforming our current business structure, and contributing to the development of a low-carbon, recycling-oriented society with the pursuit of carbon-neutral status in its own CO2 emissions. ENEOS Corporation, one of the principal operating companies in the Group, is contributing to achievement of the Group’s envisioned goals through a broad range of energy businesses.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

ENEOS Contacts

https://www.eneos.co.jp/

Public Relations: +81 3 6257 7150 / pr@eneos.com

Cautionary Note

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